UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         MANHATTAN PHARMACEUTICALS, INC.


                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    563118207
                                  CUSIP Number

                                December 31, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 5 Pages

                                  SCHEDULE 13G

CUSIP No.  563118207
                                                                  Page 2 of 5


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  LINDSAY A. ROSENWALD, M.D.

2        Check the Appropriate Box If a Member of a Group *

                                                     a.       [   ]
                                                     b.       [   ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                 3,246,806
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                189
    Each
Reporting                   7             Sole Dispositive Power
    Person                                3,246,806
    With
                            8             Shared Dispositive Power
                                          189

9        Aggregate Amount Beneficially Owned by Each Reporting Person
                                    3,246,995

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares *

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    11.5%

12       Type of Reporting Person *

                                    IN

* see instructions before filling out

                                                                   PAGE 3 OF 5
ITEM 1(A)         NAME OF ISSUER:

                  Manhattan Pharmaceuticals, Inc. (the "Issuer")

ITEM 1(B)         ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                       810 Seventh Avenue
                       New York, NY  10019

ITEM 2(A)         NAME OF PERSON FILING:

                  Lindsay A. Rosenwald, M.D. (the "Reporting Person").

ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                       c/o Paramount BioCapital Investments, LLC
                       787 Seventh Avenue, 48th Floor
                       New York, NY 10036


ITEM 2(C)         CITIZENSHIP:
                  The Reporting Person is a citizen of the United States.

ITEM 2(D)         TITLE OF CLASS OF SECURITIES:

                  Common Stock (the "Shares").

ITEM 2(E)         CUSIP NUMBER:

                  563118207


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE
                  PERSON FILING IS A:

                  This Item 3 is not applicable.

ITEM 4.           OWNERSHIP:

ITEM 4(A)         AMOUNT BENEFICIALLY OWNED:

                  Reporting Person beneficially owns 3,246,995 Shares, consisting of (i) 2,497,621 Shares held directly by the Reporting Person; (ii) 232,300 Shares to be held directly by the Reporting Person upon the conversion of 24,930 shares of Series A Convertible Preferred Stock; (iii) 516,885 Shares to be held directly by the Reporting Person upon the exercise of warrants; (iv) 38 Shares held by June Street Company of which the Reporting Person is the sole shareholder; (v) 38 Shares held by Huntington Street Company of which the Reporting Person is the sole shareholder; (vi) 80 Shares held by the Reporting Person's wife, over which Shares the Reporting Person may be deemed to have sole voting and dispositive power, although the Reporting Person disclaims beneficial ownership of such Shares except with regard to his pecuniary interest therein, if any; and (vii) 33 Shares held by the Reporting Person's minor children, over which Shares the Reporting Person may be deemed to have sole voting and dispositive power, although the Reporting Person disclaims beneficial ownership of such Shares except with regard to his pecuniary interest therein, if any.



ITEM 4(B)         PERCENT OF CLASS:

                  See Item 11 of the cover page.



ITEM 4(C)         NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         (i)       Sole power to vote or direct the vote:                         Please see Item 5 of the cover
                                                                                  page.
         (ii)      Shared power to vote or to direct the vote                     Please see Item 6 of the cover
                                                                                  page.
         (iii)     Sole power to dispose or to direct the disposition of          Please see Item 7 of the cover
                                                                                  page.
         (iv)      Shared power to dispose or to direct the disposition of        Please see Item 8 of the cover
                                                                                  page.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  This Item 5 is not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON:

                  See Item 4 Above.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH A CQUIRED THE SECURITY BEING REPORTED
                  ON BY THE PARENT HOLDING COMPANY:

                  This Item 7 is not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  This Item 8 is not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  This Item 9 is not applicable.

ITEM 10. CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                February 10, 2005

                                                 /s/ Lindsay A. Rosenwald
                                                 --------------------------
                                                 Lindsay A. Rosenwald, M.D.